Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
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October 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Lisa Beth Lentini, Esq.
Mail Stop 7010

Re:	EMTA Holdings, Inc. (the “Company”)
Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-136583

Dear Ms. Lentini:

On behalf of the Company, we are hereby enclosing two copies of an amendment to the Company’s registration statement on Form S-1 (the “Registration Statement”) that was filed on August 14, 2006.

By letter dated September 12, 2006, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Registration Statement.

Form SB-2 filed August 14, 2006
Calculation of Registration Fee

1
We note your disclosure that under the terms of the registration rights agreement the number of shares into which the notes are convertible is being multiplied by 2.25. Please tell us the purpose of this provision.

The Company advises the Staff supplementally that the requirement to multiply the number of shares to be registered by 2.25 was imposed by the investors who purchased the secured convertible promissory notes. The Company was advised that the purpose of the provision was to ensure that sufficient registered shares would be available for issuance upon conversion of the promissory notes in the event of a sharp decline in the market price of the Company’s common stock.

General

2.	Please update your registration statement to include interim financial statements and the related discussion and analysis necessary to comply with Rule 3- 12 of Regulation S-X.

The Company has updated the financial disclosures in the Registration Statement in accordance with the applicable rules.

Prospectus Cover Page

3
We note your representation that “An application will be filed with the National Association of Securities Dealers (NASD) for the trading of our common stock…” We note that only market makers can apply to have securities quoted on the OTCBB Please revise to clarify whether you have contacted a market maker regarding sponsorship of you security on the OTCBB.

The Company has made revisions in accordance with the Staff’s comment. See the cover page of the prospectus included in the Registration Statement.

Prospectus Summary, Page 1

4.
We note your reference to the discount rate it the registration statement is effective by August 25, 2006. Since this date has already passed and the registration statement is not effective, please revise.

The Company has deleted the sentence in accordance with the Staff’s comment.

Risk Factors, page 4

5
Please include a risk factor detailing the risk that the number of shares you issue in connection with the conversion of your 6% Notes will be based upon a discount to the then-prevailing market price and, as a result, the lower the stock price at the time of the conversion, the more common shares the shareholder will receive. To the extent that the selling security holder receives and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow, the selling security holder to receive even greater amounts of common stock, the sales of which would further depress the stock price.

The Company has made revisions in accordance with the Staff’s comment. See page 8 of the Registration Statement.

6	Please also include a risk factor with respect to the fact that investors in the notes have a security interest in substantially all of the company’s assets.

The Company has made revisions in accordance with the Staff’s comment. See page 9 of the Registration Statement.

“As we currently purchase all of our product supply....”, page 4

7.	Please identify your suppliers and include any material contracts as exhibits to this filing.

The Company has made revision in accordance with the Staff’s comments. The Company advises the Staff supplementally that it places its order utilizing simple purchase orders. There are no contractual arrangements with the Company’s suppliers that it considers material to its business. For example, there are no minimum purchase requirements or long term pricing provisions.

Management Discussion and Analysis, page 9

8.	The last sentence of the first paragraph under the heading “Business Segments” is unclear. Please revise.

The Company has made revisions in accordance with the Staff’s comment. See page 11 of the Registration Statement.

9.
Please expand your disclosure to describe in more detail the nature of the operation or assets acquired from White Sands, LLC, including the status of any products under development or for which a market had already been established. The extent of any sales activity prior to your acquisition should be clear.

The Company has made revisions in accordance with the Staff’s comment. See page 11 of the Registration Statement.

Accounting Treatment, page 9

10.
Please expand your disclosure to discuss the nature of your company (e.g., whether you were just a privately held shell or holding company) prior to your reverse merger with EMTA Corp. and the reason BMTA Corp wanted to do a reverse merger with you.

The Company has made revisions in accordance with the Staff’s comment. See page 11 of the Registration Statement and notes to the consolidated financial statements for the year ended March 31, 2006.

Results of Operations, page 12

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

11.	Please revise to explain how “price adjustments, promotional costs and development of new sales outlets” contributed to the decrease in consolidated net sales for the period.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

12.	Likewise, please explain how the company became more “mature and self sufficient” such that its selling, general and administrative expenses increased.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

Year Ended March 31, 2005 Compared to the Year Ended March 31, 2004

13.	We note that you attribute the increase in sales during this period to “a change in management and redirection of the sales efforts.” Please explain how these factors contributed to the increase.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

Liquidity and Capital Resources, page 13

14.
Please revise your explanations of changes in net cash used in operating activities to discuss the business reasons causing your cash flow changes, instead merely stating the line items reflecting the changes You may find the guidance offered in FRC Section 501. 13.b.1 helpful in improving your disclosures in this area.

The Company has made revisions in accordance with the Staff’s comment. See page 17 of the Registration Statement.

15.
Please disclose whether any portion of depreciation expense is attributable to your cost of sales; and your reasoning forming the basis for your view. If yes, please reclassify such amounts to reflect these in your measure of gross profit.

The Company advises the Staff that all depreciation is treated as administrative expense. The Company does not have a manufacturing operation nor does it have or provide assets to any of its manufactures/ suppliers. Assets consist of office equipment and computers used in the administrative offices only. Therefore, the Company believes that no additional disclosure is required in response to this comment.

Business, page 15 Our Products, page 15

16.	It appears that the last sentence of the first paragraph in this section is a repeat. Please remove.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

Sales and Marketing, page 16

17.
We note that you list a number of large, national retailers for your products. Please disclose the basis for including these retailers. For example, are they your largest retailers based on revenues or based on some other factor?

The Company has made revisions in accordance with the Staff’s comment. See page 20 of the Registration Statement.

Intellectual Property, page 16

18.	We note that Dover produces one of your products Please disclose any other material relationship between EMTA and Dover.

The Company advises the Staff supplementally that there is no relationship between it and Dover Chemical Corporation other than as it relates to the production of the products as disclosed in the Registration Statement.

19.	Please disclose the duration and effect of all trademarks or licenses held.

The Company has made revisions in accordance with the Staff’s comment. See page 20 of the Registration Statement.

Research and Development, page 17

20.	Please elaborate regarding the test results that confirm that your Clean Boost product achieved a 2-5% reduction in fuel consumption. Describe the nature of the tests conducted.

The Company has added disclosure detailing the test procedures and their results. In addition, it has added a reference to the website where the test report may be viewed. See page 21 of the Registration Statement.

Executive Compensation, page 21

21.
We note that your President and CEO, Mr. Lonergan, is paid under the terms of a consulting agreement with Corporate Architects, Inc. We note that the monthly amounts under this agreement have increased to $l0,000 while Mr. Lonergan’s salary is still listed at $90,000. Please advise.

The Company advises the Staff that the compensation arrangement with Mr. Lonergan was changed commencing in April 2006. The summary compensation table sets forth historical salary information through March 31, 2006.

Selling Shareholders, page 25

22.
Please disc1ose the natural person with the power to vote or dispose of the securities held by any selling shareholder that is not a natural person. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

23.
Disclose whether any to the selling security holders is either a registered broker--dealer or an affiliate of a registered broker-dealer. Any registered broker-dealer must be identified as an underwriter unless he received the shares being resold as compensation for investment banking services. If any of the selling shareholders is an affiliate of a registered broker-dealer, disclose, if true, that the selling shareholder purchased the shares in the ordinary course of business, and that at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Alternatively, if these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

24.	Disclose the GunnAllen Financial’s relationship to the offering, if any

The Company advises the Staff supplementally that there is no relationship between GunAllen and the offering. That entity merely received the warrants as compensation for introducing the Company to Joseph Stevens & Co., Inc..

Plan of Distribution, page 28

25.
Please disclose m further detail the indemnification provided by the company to selling shareholders, brokers, dealers and agents. Additionally, please disclose the indemnification that selling shareholder is providing to the company.

The Company has made revisions in accordance with the Staff’s comment. See page 34 of the Registration Statement.

Consolidated Statements of Stockholders’ Equity, page F-5

26.
Please revise your consolidated statements of stockholders’ equity to show the effects of exchanging shares in your two reverse mergers on a retroactive basis. Share activities of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange.

You may refer to the guidance in Section I.F of Division of Corporation Finance:
Frequently Requested Accounting and Financial Reporting Interpretations and
Guidance, located on our website at the following address.

http://Iwww.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U S GAAP in this area, and is available in EIC 10.

Once you have revised the presentation, please also revise your disclosures to explain the procedures employed and the specific entries that are made in the equity section to account for each reverse merger, specifying the number of shares exchanged in each instance, and the value of net assets acquired.

The Company has made revisions in accordance with the Staff’s comment.

Note 1 — The Company, page F-7

27.
Please clarify in your disclosure whether the acquisition of White Sands, LLC represented an acquisition of assets or a business, based on the definition residing in Rule 11-01(d) of Regulation S-X and EITF 98-3. Submit the analysis that you performed, in making this determination. If you acquired a business, please submit the analysis of significance that you prepared under Rule 3-05 of Regulation S-X in determining that separate financial statements of While Sands were not required.

The Company advises the Staff that it has concluded, based on its analysis of the White Sands, L.L.C. transaction, that it did not acquire a business since the acquisition did not include senior management or research personnel necessary to maintain a business in this industry. More than 98% of the assets acquired in the White Sands acquisition consisted of the new Clean Boost EPA licensed product, which had not been produced, or distributed at the time of the acquisition. Likewise, White Sands did not have the capability to produce and market this new product. In accordance with EITF 98-3, if more than 97% of the acquisition consisted of a single intangible asset, it is an indication of evidence that an asset was acquired and not a business.

28
For each transaction described in your Acquisitions, Mergers and Reverse Acquisitions section, please disclose the purpose of each transaction, the assets and liabilities acquired and the values assigned to them.

The Company has made revisions in accordance with the Staff’s comment. See note 1 to the consolidated financial statements included in the Registration Statement.

Note 2 — Significant Accounting Policies page F-7

Components of Cost of Sales, page F-9

29.
We note you disclose that direct production is a component of your cost of sales, while you disclose on page 4 that you outsource 100 percent of your production and have no in-house product manufacturing capability. Please revise your disclosure to resolve this inconsistency.

The Company has made revisions in accordance with the Staff’s comment. See Note 2 to the Consolidated Financial Statements.

New Accounting Standards, page F-10.

30	Please expand your disclosure to state your FAS 123(R) adoption date and adoption method.

The Company has made revisions in accordance with the Staff’s comment.

Note 9 — Company Stock, page F-13

31.	Please expand your disclosure to clarify the date (month, day and year) and the per share price for each of your stock issuance transactions.

The Company has made revisions in accordance with the Staff’s comment. See Note 9 to the Consolidated Financial Statements.

Discuss your rationale for the per share price used in each non-cash stock issuance transaction. For example, explain why in 2005 you valued the 3,550,000 shares of common stock that you granted to your employees at only $.04 per share (based on the $142,000 amount disclosed in your statements of stockholders’ equity and statements of cash flows), while your $1,690,462 debt was converted to 2,702,900 shares of your common stock, or $.63 per share.

The Staff advises the Staff that the stock grant was made prior to any company being public or acquired. As the result of the death of the principal owner, deficit equity, losses and other negative factors it was unclear about the prospects for the company to continue. The Board determined that the value was in the $0.02 to $0.05 range and used the $0.04 amount.

The conversion was by a significant shareholder of the company and while negotiated between the shareholder and management, the conversion rate was not viewed by either party as a significant factor nor indicative of value at the dates of conversion.

Similarly, discuss your rationale for the per share price used in each stock issuance transaction disclosed in your Item 26 on page II-1.

The Company has made revisions in accordance with the Staff’s comment. See See Note 9 to the Consolidated Financial Statements.

Note 11 — Subsequent Events, page F-15

32
We note you disclose on this page, as well as on pages 1 and 14, that you entered into a securities purchase agreement for the sale of $3,000,000 in secured convertible notes and seven-year warrants to purchase 7,000,000 shares of your common stock at $2.50 per share, You further disclose that on August 9, 2006, you amended the agreement terms to provide for a reduction in the warrant exercise price in the event your common stock price falls below 52

In the notes to your updated interim financial statements, please ensure that you include disclosures addressing the following points:

(a)	Explain how you account for your note conversion feature, sufficiently to understand how you have applied the guidance in EITF 98-5.

The Company has added disclosure describing the note conversion feature using the Black-Scholes model for valuation. See Notes 7 and 8 to the financial statements.

(b)
Explain how you account for your warrants, including the modification that provides for a reduction in the warrant exercise price It should be clear how you have applied the guidance in SFAS 133 and EITF 00-19 in terms of your warrant classification and the related accounting, and how your accounting for the modification follows the guidance in SFAS 123 (R).

The Company advises the Staff that the warrants (both the original and the default warrants) were valued using the Black-Scholes model and included in equity at June 30, 2006. The original warrants were limited to the net proceeds from the Note, after closing costs. The statements for the period ended September 30, 2006 will reflect the change from equity to liability as a result of the August 9, 2006 amendment.

Note 12— Acquisitions and Pro Forma Financial Statements, page F-14

33.
Clarify for us the purpose of your combining balance sheet on page F-16 Since the effects of your two reverse mergers and acquisition of White Sands, LLC have already been reflected in your historical consolidated balance sheet as of March 31, 2006, the utility of the pro forma balance sheet is unclear.

The pro forma balance sheet has been deleted from the registration statement.

34.
Please submit a schedule showing the composition of your pro forma income statement presentation on page F 17 Include, in columnar format for each year, historical amounts for the acquirer and acquiree, and pro forma adjustments necessary to arrive at your yearly pro forma totals. If you are able to show compliance with Rule 11 -02(b)(6) of Regulation S-X, you will need to follow the preparation guidelines in Article 11, which would include disclosing the assumptions and methodologies used in calculating your adjustments, including your rationale for using them.

The Company has changed the presentation for each of the three year periods for the pro form statements of operations.

Item 28. Undertakings, page II-2

35.	Please revise this section consistent with the requirements of Item 512 of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment.

Exhibits

36.	Please file all exhibits as soon as practicable. We may have additional comments once the exhibits are filed.

The Company advises the Staff that no other exhibits are required to be filed in the Registration Statement.

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

37.	Please ask your auditors to revise their consent to immediate whether the consent is for all of the financial statement periods that are covered by their audit.

The Company has made revisions in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Louis A. Brilleman